Exhibit 14

WORLDWIDE CODE OF CONDUCT

DEAR FELLOW EMPLOYEES

PepsiCo is a huge corporation. Our businesses reach into nearly every corner of the world. We operate in 200 countries, every time zone and we speak more than 30 different languages.

There’s only one way to hold together a company so big and diverse – through shared values and common goals.

That’s why our Code of Conduct is so vitally important. It provides us with a clear understanding of our core values; it’s what we stand for, the rules we live by. The Code applies to every PepsiCo employee throughout the world. It applies to every business transaction we make and to any business acting on our behalf.

PepsiCo is a great corporation. Our Code of Conduct helps to keep it that way. So I ask that you please read it with care and that you make a commitment to live by it – every day.

Our future depends upon it.

Steven S Reinemund

Chairman and Chief Executive Officer

PEPSICO’S MISSION

Our mission is to be the world’s premier consumer products company focused on convenience foods and beverages. We seek to produce healthy financial rewards to investors as we provide opportunities for growth and enrichment to our employees, our business partners and the communities in which we operate. And in everything we do, we strive to act with honesty, fairness and integrity.”

RESPECT FOR OUR EMPLOYEES/DIVERSITY

PepsiCo follows all local employment laws and regulations and respects lawful customs of the countries where we operate.

We believe our most important strength is our employees. We seek to provide a work environment where all employees have the opportunity to reach their full potential and contribute to PepsiCo’s success. We are committed to equal opportunity in all aspects of employment for all employees and applicants; to providing a workplace free from all forms of discrimination, including sexual and other forms of harassment, and to fostering a work environment where people feel comfortable and respected, regardless of individual differences, talents or personal characteristics. Our long-term objective is for the diversity of our employees to match the diversity of the population wherever we operate.

PepsiCo encourages an inclusive culture that welcomes and embraces the strengths of our differences, supports involvement, and provides everyone with equal access to opportunities and information. We believe in treating each other with respect and dignity, thereby fostering an atmosphere of caring, open communications and candor. We respect the rights of individuals to achieve professional and personal balance in their lives. We place a great deal of emphasis on personal integrity and believe long-term results are the best measure of performance.

CUSTOMERS, SUPPLIERS AND COMPETITORS

We are committed to the continuation of free enterprise. Therefore, we recognize the importance of laws which prohibit restraints of trade, predatory economic activities and unfair or unethical business practices. We will continue to comply with such laws wherever they exist.

In all of its business dealings with suppliers, customers and competitors, PepsiCo will:

•	Compete vigorously and with integrity.
•	Treat all customers and suppliers honestly, fairly and objectively.
•	Avoid any unfair or deceptive practice and always present our services and products in an honest and forthright manner.
•	Never criticize a competitor’s product without a good basis for such statements.
•	Make clear to all suppliers that we expect them to compete fairly and vigorously for our business, and we will select our suppliers strictly on merit.
•	Comply with all laws prohibiting agreements with competitors to: fix prices or other sales terms; divide or assign sales territories, customers or product lines; or coordinate bids and agreements with customers to fix their resale prices. These types of agreements are generally illegal in the United States and many other markets where we conduct business.

GLOBAL RELATIONS

PepsiCo firmly believes that, by fostering economic growth, international commerce strengthens both understanding and peace. As an international corporation, PepsiCo recognizes its responsibility to the interests of the countries in which we do business. We obey all laws and regulations and respect the lawful customs of host countries. Our objective is to be nonpolitical and to continue to be a good corporate citizen wherever we operate.

BUSINESS GIFTS AND PAYMENTS

Our business decisions are made on merit. Therefore, we will never give or offer, directly or indirectly, anything of value to a government official to influence any discretionary decision by such official in his or her official capacity. Giving gifts or entertainment to governmental officials and employees is highly regulated and often prohibited. Such gifts and entertainment should not be provided unless you have determined that they are permitted by law and your business unit’s policies.

In circumstances where it would not create an appearance of impropriety, employees may provide existing or potential customers with reasonable entertainment or gifts. However, the gifts must be permitted by local law, the customer’s own policies and your business unit’s policies.

Employees may not accept a gift, favor, loan, special service, payment or special treatment of any kind from any individual or organization which conducts or seeks to conduct business with the Company, or which competes with the Company, unless:

•	It would be consistent with good business practices;
•	It could not be considered a business inducement;
•	It is of nominal value (as set forth in your Division’s policy); and
•	Public disclosure of the transaction would not embarrass PepsiCo.

All business-related gifts which exceed your Division’s definition of nominal value should be reported to your immediate supervisor as soon as they are received.

SAFETY AND ENVIRONMENTAL PROTECTION

PepsiCo is committed to providing safe and healthy work environments and to being an environmentally responsible corporate citizen. It is our policy to comply with all applicable environmental, safety and health laws and regulations. It is the responsibility of each employee to comply with all company policies concerning violence in the workplace and substance abuse.

We are dedicated to designing, constructing, maintaining and operating facilities that protect our people and physical resources. This includes providing and requiring the use of adequate protective equipment and measures and insisting that all work be done safely.

We believe that protecting the environment is an important part of good corporate citizenship. We are committed to minimizing the impact of our businesses on the environment with methods that are socially responsible, scientifically based and economically sound. We encourage conservation, recycling and energy use programs that promote clean air and water and reduce landfill waste.

POLITICAL AND COMMUNITY ACTIVITIES AND CONTRIBUTIONS

PepsiCo believes in contributing to society and encourages employees to participate in community activities.

We will continue to communicate information and opinions on issues of public concern which may affect PepsiCo. Decisions by our employees whether or not to contribute time, money or resources of their own to any political or community activity are entirely personal and voluntary.

We will obey all laws in promoting the Company’s position to government authorities and in making political contributions. Contributions by the Company to political candidates may be prohibited or regulated. Any such contribution requires the approval of PepsiCo’s Vice President of Government Affairs.

CONFLICTS OF INTEREST

PepsiCo’s conflicts of interest policy is straight-forward: Don’t compete with PepsiCo businesses, and never let your business dealings on behalf of any of our businesses be influenced, or appear to be influenced, by personal or family interests.

Examples of conflicts that must be disclosed and resolved include:

•	Having a family interest in a transaction with the Company. A family interest would include interests which your spouse, parent, child, sibling or domestic partner have.

•	Having more than a nominal individual or family interest in a competitor, supplier or customer of the Company (for example, ownership of more than 1% of a supplier’s equity securities).

•	Having a significant individual or family interest in an organization that does, or seeks to do, business with the Company.

•	Acquiring an individual or family interest in property (such as real estate, patent rights, securities or other properties) or a business where you believe the Company has, or might have, an interest.

•	Having outside business interests or activities which affect job performance because of the significant amount of time and attention diverted from your responsibilities as a Company employee.

INSIDER TRADING AND PROPRIETARY INFORMATION

PepsiCo obeys all laws designed to protect the investing public with respect to the use and disclosure of material information.

Information is considered material if a reasonable investor would consider it important to his or her decision to buy, sell or hold PepsiCo stock. Examples would be a significant upward or downward revision of earnings forecasts, a significant division restructuring, a major management change or a significant acquisition or divestiture.

Employees should not effect any transaction in the securities of PepsiCo or another company involved with PepsiCo while they have material nonpublic information about that company.

Employees should not disclose any confidential information regarding the Company to anyone outside PepsiCo, including their spouse, parents, children, siblings or domestic partner, except where disclosure is needed to enable PepsiCo to carry on its business, and there is no reason to believe – because of an agreement or otherwise – that the disclosure might cause any economic loss or substantial embarrassment to the Company or its customers, bottlers, distributors or suppliers. Examples of such confidential information include: nonpublic information about the Company’s customers, suppliers, distributors and potential acquisitions; its business operations and structure; its formulas and pricing; its processing, machines and inventions; its research and know-how; and its plans and strategies.

Within PepsiCo, employees should only discuss or disclose material nonpublic information in the ordinary course of business and when they have no reason to believe that the information will be misused or improperly disclosed by the recipient.

ACCOUNTS AND RECORD KEEPING

We will continue to observe the most stringent standards in the keeping of our financial records and accounts. Our books must reflect all components of transactions, as well as our own standard of insisting upon an honest and forthright presentation of the facts.

It is the responsibility of each employee to uphold these standards. Appropriate records must be kept of all transactions. Employees are expected to cooperate fully with our internal and external auditors. Information must not be falsified or concealed under any circumstance, and an employee whose activities cause false financial reporting will be subject to disciplinary action, including discharge.

OUTSIDE CONSULTANTS

Where the Company hires outside consultants or agents to assist it, the consultant or agent, and its employees, will be provided with copies of this Code and informed that they will be expected to comply with its provisions with respect to their work for the Company.

E-MAIL, INTERNET AND INTRANET

PepsiCo’s E-Mail, Internet and Intranet systems are to be used primarily for Company business. In no event may the systems be used: for sending or receiving discriminatory or harassing messages, chain letters, material which is obscene or in bad taste; for commercial solicitations; or in a way that would otherwise violate this Code.

PepsiCo owns all E-Mail messages which are sent from or received through PepsiCo’s systems. It may monitor your messages and may be required to disclose them in the case of litigation or any appropriate government inquiry.

DISCLOSURE

Every employee shall disclose promptly to his or her immediate supervisor any personal situation or transaction which is or may be in conflict with the intent or spirit of this Code, and shall cooperate fully with any inquiry into such matter. The supervisor shall determine what action should be taken and recommend that action in writing for approval by the next higher level of management. All employee disclosures and corrective actions shall be reported to PepsiCo’s General Auditor. If disclosure of a matter to your supervisor seems inappropriate, you should promptly discuss the matter with your division’s Chief Legal Officer.

APPLICATION & RESPONSIBILITIES

This Code of Conduct will be distributed annually to all PepsiCo employees throughout the World. Each employee of PepsiCo or its subsidiaries (sometimes referred to as the “Company”) has responsibility for complying with this Code. Each employee’s responsibilities under the Code extend to joint ventures which the Company controls. PepsiCo’s General Auditor is responsible for verifying annually that each employee in a position to effect compliance with this Code has read and understands it. The PepsiCo Law Department and the General Auditor are responsible for responding to questions and issues of interpretation about this Code. Division managements are responsible for reviewing and resolving any issue reported in relation to this Code and reporting the issue, review and resolution to PepsiCo’s General Auditor.